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STEPHEN H. BIER

stephen.bier@dechert.com
+1 212 698 3889 Direct
+1 212 698 3599 Fax

May 17, 2012

VIA EDGAR

Dominic Minore, Esq.

Division of Investment Management

Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Re:	Avenue Mutual Funds Trust (the “Trust”)
Registration Statement on Form N-1A
Registration Numbers 333-180165; 811-22677

Dear Mr. Minore:

This letter responds to comments you provided in a letter dated April 3, 2012, as supplemented telephonically on May 17, 2012, with respect to your review of the Trust’s registration statement filed with the Securities and Exchange Commission on March 16, 2012.   The registration statement was filed for the purpose of registering the Trust and its initial series, the Avenue Credit Strategies Fund (the “Fund”).  We have reproduced your comments below, followed by our responses.

Cover Page

1.              Comment:                                          The prospectus discloses that the Fund may invest substantially in junk securities, securities in default and derivatives.  Should the cover page refer to the risk of investing in the Fund?

Response:                                        The Fund believes that the risks of investing in the Fund are adequately and prominently disclosed in the “Summary Information—Principal Risks of Investing in the Fund” section of the prospectus, and that additional risk disclosure is not required on the cover page.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley

Washington DC    EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

Investment Objective

2.              Comment:                                          Clarify whether capital appreciation is the primary objective of the Fund with fee and interest income as its secondary objective.  In your response letter, indicate what “fees” will principally consist of and the types of activities that are expected to generate a material amount of fees for the Fund.

Response:                                          The Fund’s investment objective is total return.  This total return is expected to consist primarily of capital appreciation, fees and interest income (i.e., these are all components of the Fund’s primary investment objective).  The Fund expects to receive various fees in connection with purchasing, selling and holding of interests in senior secured bank loans (“Senior Loans”), as described in the statement of additional information (“SAI”). The fees normally paid by borrowers include three primary types: structuring fees, commitment fees and prepayment penalties. Structuring fees are paid to lenders when a Senior Loan is originated. Commitment fees are paid to lenders on an ongoing basis based on the unused portion of a Senior Loan commitment. Prepayment penalties are fees paid to lenders when a borrower prepays a Senior Loan under certain circumstances set forth in the loan process. If the Fund is an original lender, it will receive these fees directly from the borrower. If the Fund subsequently becomes a lender through an assignment, it will receive any commitment fees and prepayment penalties directly from the borrower. Whether the Fund receives a facility fee in the case of an assignment, or any fees in the case of a participation, depends on negotiations between the Fund and the lender selling such interests. Occasionally, the assignor pays a fee to the assignee.

Fees and Expenses of the Fund

3.              Comment:                                          In your response letter, confirm that the Fund is expected to incur Acquired Fund Fees and Expenses of less than one basis point and that such amount is included in “Other Expenses.”

Response:                                          We hereby confirm that the Fund is expected to incur Acquired Fund Fees and Expenses of less than one basis point and that such amount is included in “Other Expenses.”

4.              Comment:                                          Move the information contained in the footnote denoted by the asterisk to a post-Item 8 of N-1A presentation of such information.  Incorporate the applicable 60 days or less holding period into the “(as a percentage of amount redeemed)” parenthetical that accompanies the “Redemption Fee” line item.

Response:                                          We have incorporated your comment.

5.              Comment:                                          The first parenthetical in footnote (2) identifies fees and expenses excluded from the coverage of the expense reimbursement agreement.  In this regard, confirm to the staff in your response letter that during the Fund’s first year of operations it is not expected to incur any of types of fees and expenses (such as interest) that are carved out from the coverage of the expense reimbursement agreement that would otherwise have been included in “Annual Fund Operating Expenses.”  In the alternative, provide an estimate of such fees and expenses and add that amount back to “Total Annual Fund Operating Expenses After Expense Reimbursement.”  Also confirm in your response letter that any repayment to the Adviser is not an excluded item for purposes of determining the expense ceiling.

Response:                                          We hereby confirm that an estimate of fees and expenses that are not covered by the expense reimbursement agreement that are expected to be incurred are included in “Total Annual Fund Operating Expenses After Expense Reimbursement.”  We hereby confirm that any repayment to the Adviser is not an excluded item for purposes of determining the expense ceiling.

Principal Investment Strategies of the Fund

6.              Comment:                                          In your response letter, explain the need for the apparent defensive language “depending on current market conditions and the Fund’s outlook over time.”  Does the Fund anticipate implementing a defensive investment position frequently and/or for extended periods of time?

Response:                                          The language “depending on current market conditions and the Fund’s outlook over time” is meant to indicate that the Fund intends to reallocate its portfolio to opportunistically emphasize those investments, categories of investments and geographic exposures believed to be best suited to the current interest rate environment and market outlook, as disclosed in the prospectus.  The Fund does not presently anticipate implementing a defensive investment position frequently and/or for extended periods of time.

7.              Comment:                                          Disclose that the Fund is non-diversified.

Response:                                          We have incorporated your comment.

8.              Comment:                                          Clarify that a repurchase agreement constitutes a lending by the Fund and that a reverse repurchase agreement constitutes a borrowing by the Fund.

Response:                                          We have incorporated your comment.

Portfolio Construction Guidelines

9.              Comment:                                          The disclosure on page 13 states that the Fund may invest in credit obligations of any maturity or duration.  Disclose whether the Fund will seek to maintain any particular weighted average duration for its investment portfolio.  Also disclose the risks of having a long duration.

Response:                                          We have added disclosure indicating that the Fund will not seek to maintain any particular duration or maturity for its investment portfolio, and the risks of having a long duration.

10.       Comment:                                          It appears from the discussion under “Interest Rate and Income Risk” that the Fund’s ability to invest in adjustable rate, variable rate and floating rate securities should also be disclosed in this section.

Response:                                          We have incorporated your comment.

11.       Comment:                                          Expand the third paragraph to clarify that the Fund may invest in the types of securities described therein for speculative purposes.  Also expand the related risk disclosure.

Response:                                          We have incorporated your comment.

12.       Comment:                                          Regarding the Fund’s permitted investment in derivatives and related disclosure, see generally, Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Response:                                          The Fund hereby confirms that it believes its derivatives-related disclosures to be appropriate.

13.       Comment:                                          Reconcile the Fund’s ability to invest in the types of securities described in the fourth paragraph with its policy to restrict investments in illiquid securities to 15% of its net assets.

Response:                                          While the Fund may invest up to 20% of its total assets in Senior Loans or other unsecured obligations including unsecured high yield and convertible bonds which are in default or bankruptcy at the time of investment, any of these investments that may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the Fund has valued them on its books will be subject to its policy to restrict investments in illiquid securities to 15% of its net assets.

14.       Comment:                                          The prospectus indicates that the Fund may originate loans.  If applicable, disclose in the Fund’s prospectus that it may originate loans as a principal investment strategy.  If so, also highlight the risks to the Fund when it acts as an original lender, including whether may face underwriter liability, lender liability or other claims.

Response:                                          We hereby confirm that loan origination is not a principal strategy of the Fund.

15.       Comment:                                          Clarify whether the Fund may, as a principal investment strategy, invest in mortgage-backed or asset-backed securities or securities whose value depends on the performance or the value of mortgaged-backed or asset-backed securities.  Also add applicable risk disclosure in the principal risks section.

Response:                                          We hereby confirm that mortgage-backed or asset-backed securities or securities whose value depends on the performance or the value of mortgaged-backed or asset-backed securities are not principal strategies of the Fund.

16.       Comment:                                          Clarify whether the Fund may, as a principal investment strategy, invest in loan participations.  If so, highlight the selection process that the Fund will use prior to making such investment and whether this will also include an evaluation of the credit worthiness of the institution selling the participation.  Also add applicable risk disclosure in the principal risks section.

Response:                                          We hereby confirm that investing in loan participations is not a principal strategy of the Fund.

17.       Disclose, in plain English, the significance of the 20% overlap limit described in the penultimate paragraph.  In this regard, also disclose how limited investment opportunities are allocated, conflicts of interest that may arise, limitations on joint investing and investing for control.  Also highlight in greater detail the true limit imposed by the 20% overlap limit.  For example, since the 20% overlap limit is security specific, may the Fund nevertheless invest greater than 20% of its total assets in the same entity or group of affiliated entities as an Avenue private fund? If so, also disclose the extent of permitted overlap in the investments of this Fund and the Avenue private funds.

Response:                                          We have incorporated your comment.

Credit Quality and Geographic Origin of Portfolio Investments

18.       Comment:                                          The disclosure indicates that “the Fund may invest a substantial part of its assets in just one country.”  In your response letter, undertake to sticker the Fund’s prospectus to provide appropriate risk disclosure whenever 25% or more of the Fund’s total assets represent investments in issuers located in any one foreign country.

Response:                                          We hereby undertake to sticker the Fund’s prospectus to provide appropriate risk disclosure whenever 25% or more of the Fund’s total assets represent investments in issuers located in any one foreign country.

19.       Comment:                                          The last sentence of this section indicates that “the Fund plans to have limited exposure to emerging market credit or sovereign obligations.”  Disclose the maximum amount of the Fund’s assets that can be invested in emerging market credit and sovereign obligations.  Also clarify whether “sovereign obligations” refers to both non-emerging market and emerging market sovereign obligations, or only to the latter.

Response:                                          We have incorporated your comment, and clarified that “sovereign obligations” refers to both non-emerging market and emerging market sovereign obligations.

Principal Risks of Investing in the Fund

Counterparty Risk

20.       Comment:                                          Expand the disclosure to highlight the Fund’s policy with respect to the creditworthiness of its counterparties.  Also disclose the maximum amount of the Fund’s assets that could be exposed to any one counterparty or group of affiliated counterparties.

Response:                                          We have incorporated your comment.

Risk of Senior Loans

21.       Comment:                                          If applicable, disclose the risks presented by the structural subordination.

Response:                                          We have incorporated your comment.

Manager Risk

22.       Comment:                                          Expand the disclosure to state also that the Fund could be liquidated at any time without shareholder approval and at a time that is not favorable for all of the Fund’s shareholders.

Response:                                          We have incorporated your comment.

Lender Liability Risk

23.       Comment:                                          Expand the last paragraph to clarify how the Fund could be exposed to claims for lender liability based on the actions of affiliates of, or persons related to, the Adviser.  Disclose how these persons would make the Fund whole if the Fund were found liable for damages resulting from such claims.

Response:                                          We have incorporated your comment to clarify that the Fund could be exposed to claims for lender liability based on the actions of affiliates of, or persons related to, the Adviser, if the Fund were deemed to have been acting in concert with such affiliates or related persons. However, we do not believe that adding disclosure relating to how these persons would make the Fund whole if the Fund were found liable for damages resulting from such claims is appropriate at this time, as such persons may not be legally obligated to make the Fund whole in all circumstances.

Short Position Risk

24.       Comment:                                          Confirm in your response letter that the estimated amount of the Fund’s costs of short selling are included as part of its “Total Annual Fund Operating Expenses” fee table line item presentation.

Response:                                          We hereby confirm that the estimated amount of the Fund’s costs of short selling are included as part of its “Total Annual Fund Operating Expenses” fee table line item presentation.

Conflicts of Interest Risk

25.       Comment:                                          Expand the discussion to clarify how the Fund’s Board of Trustees will monitor the various conflicts of interest.

Response:                                          We have incorporated your comment.

Purchase and Sale of Fund Shares

26.       Comment:                                          Revise to limit the information contained in this section to only that which is required by Item 6 of Form N-1A.

Response:                                          We have incorporated your comment.

Additional Information About the Fund - Investment Philosophy

27.       Comment:                                          It appears from the discussion contained in the second paragraph that “shorting and other hedging strategies” are non-principal investment strategies of the Fund.  In this regard, identify which of the Fund’s investment strategies described in this section are principal and which are non-principal.

Response:                                          All strategies other than hedging discussed in this section are principal investment strategies of the Fund, which the Fund believes is clear from the “Summary Information—Principal Investment Strategies of the Fund” section.

Additional Portfolio Construction Guidelines

28.       Comment:                                          Clarify which of the “following additional guidelines” identified in this section are principal investment strategies and which are non-principal investment strategies of the Fund.

Response:                                          We have incorporated your comment.

29.       Comment:                                          It appears that the Fund may invest in reverse repurchase agreements as a principal strategy.  If true, reconcile this investment strategy with the statement contained in the ninth paragraph that the Fund “does not intend to utilize financial leverage for investment purposes.”

Response:                                          The disclosure has been revised to clarify that investments in reverse repurchase agreements are not a principal strategy of the Fund.

Additional Risks of Investing in the Fund

30.       Comment:                                          Identify which of the risks described in this section are principal risks and which are non-principal risks of investing in the Fund.

Response:                                          The section heading has been revised to clarify that the risks described in this section are non-principal risks of investing in the Fund.

Asset Backed and Mortgage-Backed (or Mortgage-Related) Instruments Risk

31.       Comment:                                          In the second paragraph, insert the phrase “or no” after the word “favorable.”

Response:                                          We have incorporated your comment.

Pricing of Fund Shares

32.       Comment:                                          At the end of the first sentence of the sixth paragraph, add the phrase “which the Fund’s Board has determined constitutes fair value.”

Response:                                          We have incorporated your comment.

Purchase of Fund Shares

33.       Comment:                                          Clarify whether each of the broker-dealers and financial intermediaries that have a selling agreement with the Fund’s distributor will be acting as agent of the Fund.  In this regard, also disclose how an investor can determine whether a broker-dealer or financial intermediary has entered into a selling agreement with the Fund’s distributor.

Response:                                          The broker-dealers and financial intermediaries that have a selling agreement with the Fund’s distributor will not be acting as agent of the Fund except for the limited purpose of receiving orders from their customers for the purchase and redemption of Fund shares.  Investors can determine whether a broker-dealer or financial intermediary has entered into a selling agreement with the Fund’s distributor by contacting the broker-dealer or financial intermediary, and the prospectus discloses that investors will only be able to purchase the Fund’s shares through those broker-dealers or financial intermediaries that have entered into a selling agreement with the Fund’s distributor.

Redemption of Fund Shares - In General

34.       Comment:                                          Clarify whether the references to “certain broker-dealers or other financial intermediaries” and to “its designees” refer exclusively to those broker-dealers and financial intermediaries that have entered into a selling agreement with the Fund’s distributor.

Response:                                          We have incorporated your comment.

Statement of Additional Information

Senior Loans — Original Lender

35.       Comment:                                          To the extent that the Fund expects to act as an original lender for a material amount of credit obligations in its portfolio, then substantially expand the prospectus disclosure to provide a meaningful discussion of; including the material risks and potential liabilities arising from, the Fund’s origination activities.  The disclosure should highlight the underwriting standards that the Fund intends to employ.  Further, highlight the likely nature of the Fund’s relationship with the entities in respect of which it will originate credit obligations.  Also highlight the nature of the Fund’s relationship with the persons that will “act as the agent or principal negotiator or administrator of a Senior Loan,” as referenced in the last sentence of the first paragraph.

Response:                                          We hereby confirm that the Fund does not expect to act as an original lender for a material amount of credit obligations in its portfolio.

Fund Policies

36.       Comment:                                          Clarify that the first six enumerated Fund policies are fundamental investment policies.

Response:                                          The Fund believes that the existing disclosure makes clear that the first six enumerated Fund policies are fundamental investment policies.  In this regard, we note that the paragraph immediately preceding the first six enumerated Fund policies starts with the sentence:  “The following are fundamental investment policies of the Fund and may not be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities….”

37.       Comment:                                          In the third enumerated fundamental investment policy, insert the phrase “or group of industries” after the word “industry.”

Response:                                          The Fund believes that the policy as currently drafted complies with applicable Commission guidance.

38.       Comment:                                          The sixth enumerated fundamental investment policy permits the Fund to lend its portfolio securities.  In a separately captioned “Securities Lending” section, highlight the characteristics and risks of securities lending.  The discussion should disclose that the costs of securities lending do not appear in the Fund’s fee table and disclose, if true, that the Fund bears the entire risk of loss on any reinvested collateral received in connection with securities lending.  Disclose how any additional income earned on securities lending is typically split.  Identify the maximum amount of the Fund’s assets that can be invested in securities lending.  Also state that the Fund’s Board of Trustees has a fiduciary obligation to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur.

Response:                                          In response to your comment, the following separately captioned paragraph has been added to the SAI:

Securities Lending

To achieve its investment objective, the Fund may lend portfolio securities to certain financial institutions, provided that: (i) the loan is continuously secured by collateral in cash, cash equivalents, letters of credit or U.S. Government Securities equal to at least 100% of the value of the loaned securities, and such collateral must be valued, or “marked to market,” daily (borrowers are required to furnish additional collateral to the Fund as necessary to fully cover their obligations); (ii) the loan may be recalled at any time by the Fund and the loaned securities be returned; (iii) any interest or dividends paid will be received by the Fund; and (iv) the aggregate value of the loaned securities will not exceed 33 1/3% of the Fund’s total assets. The Fund’s lending of securities involves the risk of loss in the loaned securities or relay in recovery of the securities if the borrower becomes insolvent or should otherwise fail to deliver the loaned securities. The fees associated with securities lending do not appear in the Fund’s fee table, and the Fund bears the entire risk of loss on any reinvested collateral received in connection with securities lending.  The Fund will not have the right to vote its loaned securities during the period of the loan, but the Fund may attempt to recall a loaned security in anticipation of a vote if it desires to do so.

39.       Comment:                                          Expand the second sentence of the last paragraph to clarify that the Adviser and the Board of Trustees will take steps to satisfy the liquidity needs of the Fund.

Response:                                          We have incorporated your comment.

40.       Comment:                                          In the last sentence of the last paragraph, insert the phrase “mortgage, hypothecate, or” before the word “pledge.”

Response:                                          We have incorporated your comment.

41.       Comment:                                          Add narrative disclosure to briefly describe what is “permitted by” the applicable authorities cited in the first, third, fourth, fifth and sixth enumerated fundamental investment policies.

Response:                                          The permitted activities of the Fund are adequately disclosed throughout the prospectus and SAI, and the Fund does not believe prospective shareholders would be well served by a technical legal discussion of the current law surrounding its fundamental investment policies.  As disclosed in the SAI, the language used in these policies provides the Fund’s Board with the necessary flexibility to change the limitations in connection with changes in applicable law, rules, regulations or exemptive relief without the delay and expense of a shareholder meeting.

Board of Trustees

42.       Comment:                                          For each trustee that will serve on the Fund’s Board of Trustees, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusions that the person should serve as a trustee for the Fund, See Item 17(b)(10) of Form N-1A.

Response:                                          Additional disclosure regarding the consideration of each trustee’s experience, qualification, attributes and skills, leading to the Board’s conclusion that each person should serve as trustee, has been added.

Financial Statements

43.       Comment:                                          Include the Trust’s audited financial statements and file its auditors’ consent in a pre-effective amendment to the registration statement.

Response:                                          We will include the Trust’s audited financial statements and file its auditors’ consent in a pre-effective amendment to the registration statement.

Part C.  Other Information

Item 35.  Undertakings

44.       Comment:                                          Provide the undertaking required by Rule 484 of Regulation C under the Securities Act of 1933.

Response:                                          We will provide this undertaking.

Signatures

45.       Comment:                                          At the time the registration statement was originally filed Randolph Takian was the sole initial trustee of the Trust.  Please note that at all times after the filing of the Trust’s Form N-8A, the Trust must have a Board of Trustees whose composition complies with the applicable provisions of the Investment Company Act of 1940.  Also note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement also be signed by a majority of the Trust’s Board of Trustees, and also signed by each of the Trust’s principal accounting officer or comptroller.  In this regard, any person who occupies more than one of the positions specified in section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

Response:                                          We acknowledge the comment.

Exhibits

46.  Comment:                                          Please confirm supplementally that the reference to the Delaware Statutory Trust Act (the “DSTA”) in the opinion and consent of Dechert LLP includes reported judicial decisions interpreting the DSTA.

Response:                                          We hereby confirm that the reference to the DSTA in the opinion and consent of Dechert LLP includes reported judicial decisions interpreting the DSTA.

*                                         *                                         *                                         *                                         *                                         *                                         *                                         *                                         *                                         *                                         *

The Fund has not submitted or and does not expect to submit an exemptive application or no-action request in connection with its registration statement.

The Trust hereby acknowledges that:

the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3889 or Stuart Strauss at (212) 698-3529.  Thank you.

Sincerely,

/s/ Stephen H. Bier
Stephen H. Bier

cc:                   Todd Greenbarg, Esq., Avenue Capital Group
Stuart M. Strauss, Esq., Dechert LLP